Exhibit 99.7

CERTIFICATE OF DESIGNATIONS

of

SERIES C JUNIOR PARTICIPATING PREFERRED SHARES

of

SINOVAC BIOTECH LTD.

(Pursuant to Article III of the

Company’s Articles of Incorporation)

SINOVAC BIOTECH LTD., an exempted company incorporated and existing under the laws of Antigua and Barbuda (hereinafter called the “Company”), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (hereinafter called the “Board of Directors” or the “Board”) at a meeting duly called and held on February 18, 2019.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Articles of Incorporation of the Company, the Board hereby creates a series of Preferred Shares, with a par value of US$0.001 per share (the “Preferred Shares”), of the Company and hereby states the designation and number of shares, and fixes the relative rights, powers and preferences and qualifications, limitations and restrictions thereof as follows:

Section 1.          Designation and Amount. The shares of such series shall be designated as “Series C Junior Participating Preferred Shares” (the “Series C Preferred Shares”) and the number of shares constituting the Series C Preferred Shares shall be 200,000. Such number of shares may be increased or decreased by resolution of the Board; provided, that no decrease shall reduce the number of Series C Preferred Shares to a number less than the number of shares then issued and outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series C Preferred Shares.

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Section 2.          Dividends and Distributions.

(A)        Subject to the prior and superior rights of the holders of any shares of any class or series of shares of the Company ranking prior and superior to the Series C Preferred Shares with respect to dividends, the holders of Series C Preferred Shares, in preference to the holders of Common Shares, par value US$0.001 per share (the “Common Shares”), of the Company, and of any other share capital ranking junior to the Series C Preferred Shares, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a Series C Preferred Share or fraction thereof, in an amount per share (rounded to the nearest cent) equal to the greater of (a) US$1.00 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend or bonus issue payable in Common Shares or a subdivision of the issued and outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any Series C Preferred Share or fraction thereof. In the event the Company shall at any time declare or pay any dividend or bonus issue on the Common Shares payable in Common Shares, or effect a subdivision, combination or consolidation of the issued and outstanding Common Shares (by reclassification or otherwise than by payment of a dividend or bonus issue in Common Shares) into a greater or lesser number of Common Shares, then in each such case the amount to which holders of Series C Preferred Shares were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of Common Shares issued and outstanding immediately after such event and the denominator of which is the number of Common Shares that were issued and outstanding immediately prior to such event.

(B)        The Company shall declare a dividend or distribution on the Series C Preferred Shares as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Shares (other than a dividend or bonus issue payable in Common Shares); provided that, in the event no dividend or distribution shall have been declared on the Common Shares during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of US$1.00 per Series C Preferred Share shall nevertheless be payable (with any such payment being within the discretion of the Board) on such subsequent Quarterly Dividend Payment Date.

(C)        Dividends shall begin to accrue and be cumulative on issued and outstanding Series C Preferred Shares from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Series C Preferred Shares entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the Series C Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time issued and outstanding. The Board of Directors may fix a record date for the determination of holders of Series C Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than sixty (60) days prior to the date fixed for the payment thereof.

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Section 3.         Voting Rights. The holders of Series C Preferred Shares shall have the following voting rights:

(A)        Subject to the provision for adjustment hereinafter set forth, each Series C Preferred Share shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. In the event the Company shall at any time declare or pay any dividend or bonus issue on the Common Shares payable in Common Shares, or effect a subdivision, combination or consolidation of the issued and outstanding Common Shares (by reclassification or otherwise than by payment of a dividend or bonus issue in Common Shares) into a greater or lesser number of Common Shares, then in each such case the number of votes per share to which holders of Series C Preferred Shares were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of Common Shares issued and outstanding immediately after such event and the denominator of which is the number of Common Shares that were issued and outstanding immediately prior to such event.

(B)        Except as otherwise provided herein, in any other Certificate of Designations creating a series of Preferred Shares or any similar shares, or provided by law or the Company’s Articles of Incorporation or By-Laws, the holders of Series C Preferred Shares and the holders of Common Shares and any other share capital of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Company.

(C)        Except as set forth herein, or as otherwise provided by law, holders of Series C Preferred Shares shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Shares as set forth herein) for taking any corporate action.

(D)        If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any Series C Preferred Shares are in default, the number of directors constituting the Board of Directors of the Corporation shall be increased by two. In addition to voting together with the holders of Common Shares for the election of other directors of the Company, the holders of record of Series C Preferred Shares, voting separately as a class to the exclusion of the holders of Common Shares, shall be entitled at such meeting of shareholders (and at each subsequent annual meeting of shareholders), unless all dividends in arrears on the Series C Preferred Shares have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the Company, the holders of any Series C Preferred Shares being entitled to cast a number of votes per share of Series C Preferred Shares as is specified in paragraph (A) of this Section 3. Each such additional director shall serve until the next annual meeting of shareholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this Section 3(D). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the provisions of this Section 3(D) may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series C Preferred Shares at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series C Preferred Shares shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this Section 3(D) shall be in addition to any other voting rights granted to the holders of the Series C Preferred Shares in this Section 3.

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Section 4.          Certain Restrictions.

(A)        Whenever quarterly dividends or other dividends or distributions payable on the Series C Preferred Shares as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Series C Preferred Shares issued and outstanding shall have been paid in full, the Company shall not:

(i)        declare or pay dividends, or make any other distributions, on any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Shares;

(ii)       declare or pay dividends, or make any other distributions, on any shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Shares, except dividends paid ratably on the Series C Preferred Shares and all such parity shares on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)      redeem or purchase or otherwise acquire for consideration any shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Shares, provided that the Company may at any time redeem, purchase or otherwise acquire any such junior shares in exchange for any shares of the Company ranking junior (both as to dividends and upon dissolution, liquidation or winding up) to the Series C Preferred Shares; or

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(iv)      redeem or purchase or otherwise acquire for consideration any Series C Preferred Shares, or any shares ranking on a parity with the Series C Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B)        The Company shall not permit any subsidiary of the Company to purchase or otherwise acquire for consideration any shares of the Company unless the Company could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5.         Reacquired Shares. Any Series C Preferred Shares purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled upon or promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares subject to the conditions and restrictions on issuance set forth herein, in the Company’s Articles of Incorporation and By-Laws or in any other Certificate of Designations creating a series of Preferred Shares or any similar shares or as otherwise required by law.

Section 6.          Liquidation, Dissolution or Winding Up.

(A)       Upon any liquidation, dissolution or winding up of the Company, voluntary or otherwise no distribution shall be made (i) to the holders of shares ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Shares unless, prior thereto, the holders of Series C Preferred Shares shall have received an amount per share (the “Series C Liquidation Preference”) equal to US$1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of Series C Preferred Shares shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Shares, or (ii) to the holders of shares ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Shares, except distributions made ratably on the Series C Preferred Shares and all such parity shares in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Company shall at any time declare or pay any dividend or bonus issue on the Common Shares payable in Common Shares, or effect a subdivision, combination or consolidation of the issued and outstanding Common Shares (by reclassification or otherwise than by payment of a dividend or bonus issue in Common Shares) into a greater or lesser number of Common Shares, then in each such case the aggregate amount to which holders of Series C Preferred Shares were entitled immediately prior to such event under the proviso in clause (i) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of Common Shares issued and outstanding immediately after such event and the denominator of which is the number of Common Shares that are issued and outstanding immediately prior to such event.

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(B)        In the event, however, that there are not sufficient assets available to permit payment in full of the Series C Liquidation Preference and the liquidation preferences of all other classes and series of share capital of the Company, if any, that rank on a parity with the Series C Preferred Shares in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series C Preferred Shares and the holders of such parity shares in proportion to their respective liquidation preferences.

(C)        The merger, amalgamation or consolidation of the Company into or with another company and the merger, amalgamation or consolidation of any other company into or with the Company shall not be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Section 6.

Section 7.        Consolidation, Merger, etc. In case the Company shall enter into any consolidation, amalgamation, merger, combination or other transaction in which the Common Shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case each Series C Preferred Share shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each Common Share is changed or exchanged. In the event the Company shall at any time declare or pay any dividend or bonus issue on the Common Shares payable in Common Shares, or effect a subdivision, combination or consolidation of the issued and outstanding Common Shares (by reclassification or otherwise than by payment of a dividend or bonus issue in Common Shares) into a greater or lesser number of Common Shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of Series C Preferred Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of Common Shares issued and outstanding immediately after such event and the denominator of which is the number of Common Shares that were issued and outstanding immediately prior to such event.

Section 8.          No Redemption. The Series C Preferred Shares shall not be redeemable by the Company.

Section 9.          Rank. The Series C Preferred Shares shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, junior to all series or any other class of the Company’s Preferred Shares, except to the extent that any such other series or class specifically provides that it shall rank on a parity with or junior to the Series C Preferred Shares.

Section 10.        Amendment. At any time any Series C Preferred Shares are issued and outstanding, the Articles of Incorporation and By-Laws of the Company shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series C Preferred Shares so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the issued and outstanding Series C Preferred Shares, voting separately as a single class.

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Section 11.        Fractional Shares. Series C Preferred Shares may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series C Preferred Shares.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations of Series C Junior Participating Preferred Shares as of this 18th day of February, 2019.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

[Signature Page to Certificate of Designations of Series C Preferred Shares]